Exhibit 21.1

EVANS & SUTHERLAND COMPUTER CORPORATION
SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization	Names Under Which Each Subsidiary Does Business

Evans & Sutherland Graphics Corporation	Utah	Evans & Sutherland Graphics Corporation

Evans & Sutherland Computer Limited	United Kingdom	Evans & Sutherland Computer Limited

Xionix Simulation, Inc.	Georgia	Xionix Simulation, Inc.

REALimage, Inc.	Delaware	REALimage, Inc.